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                           [MCAFEE & TAFT LETTERHEAD]

                                                       Direct dial: 405-552-2224
                                                     jerry.warren@mcafeetaft.com

                                  May 14, 2001

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549

                           Re:  American Fidelity Separate Account A
                                ("Registrant") Registration Statement on Form N-4; File No. 333-59816

Ladies and Gentlemen:

         In connection with Registrant's post-effective amendment to its registration statement on Form N-4 (the "Registration Statement") filed on April 30, 2001, on behalf of the Registrant, I am requesting the withdrawal of the April 30, 2001 Registration Statement.

         This request for withdrawal is being made pursuant to conversations with the Staff in which we were made aware that the EDGAR header information of the Registration Statement filed April 30, 2001 incorrectly identifies the Registration Statement as an initial filing of the Registrant rather than as a post-effective amendment pursuant to Rule 485(b) of the Securities Act of 1933, as amended.

         The Registration Statement with the correct EDGAR header information, indicating that the Registration Statement is filed as a 485(b) post-effective amendment, to be effective May 1, 2001, was filed May 1, 2001.

         If you have any questions concerning our request, please do not hesitate to contact me at (404) 552-2224 or Jennifer Wheeler at (405) 552-2273.


                                              Very truly yours,

                                              /s/ Jerry A. Warren

                                              Jerry A. Warren